EXHIBIT 99.2

NOMAD ROYALTY COMPANY LTD.

TO:        Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Department of Government Services, Newfoundland and Labrador

RE:        Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 -Continuous Disclosure Obligations (“NI 51‑102”)

Following the special meeting of shareholders of Nomad Royalty Company Ltd. (the ”Company”) held on August 9, 2022 (the “Meeting”) and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the voting results obtained at the Meeting.

Reference is made to the Company’s management information circular dated July 11, 2022 (the ”Circular”) for more information on the matters voted upon at the Meeting. Shareholders holding 51,882,441 of the Company’s common shares were represented at the Meeting virtually, in person or by proxy, representing 84.4% of the issued and outstanding common shares as of the record date on July 5, 2022.

1. Approval of the Arrangement Resolution

The special resolution, the full text of which is set forth in Appendix B of the Circular, approving the plan of arrangement involving the Company and Sandstorm Gold Ltd. under Section 192 of the Canada Business Corporations Act (the “Arrangement Resolution”), was approved by (a) at least 66 2/3% of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting and (b) at least 50% of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by the Chief Executive Officer, the Chief Financial Officer and the Chief Investment Officer of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The votes cast on the Arrangement Resolution were as follows:

All shareholders

Votes for	51,744,421 shares (99.73%)	Votes against	138,020 shares (0.27%)

All shareholders (other than interested shareholders)

Votes for	50,266,027 shares (99.73%)	Votes against	138,020 shares (0.27%)

Signed the 9th day of August 2022.

NOMAD ROYALTY COMPANY LTD.

per :	(signed) Elif Lévesque
Elif Lévesque
Chief Financial Officer and Corporate Secretary

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